Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Rohrkemper, Michael E.	2. Issuer Name and Ticker or Trading Symbol Pomeroy Computer Resources, Inc. (pmry)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) _X_ Director ___ 10% Owner _X_ Officer (give title below) ___ Other (specify below) Chief Financial Officer
(Last) (First) (Middle) 738 Dunwoodie Drive	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) 31-1227808	4. Statement for Month/Day/Year 03/01/2003
(Street) Cincinnati, OH 45230		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transactions (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock, par value $0.01								3063	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr.3,4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Options (Right to Buy)	26.50	07/09/1998						07/09/1999	07/09/2003	Common Stock, par value $0.01	2,500	26.50	2,500	D
Stock Options (Right to Buy)	13.50	07/09/1999						07/09/2000	07/09/2004	Common Stock, par value $0.01	2,500	13.50	2,500	D
Stock Options (Right to Buy)	16.38	07/09/2000						07/09/2001	07/09/2005	Common Stock, par value $0.01	2,500	16.38	2,500	D
Stock Options (Right to Buy)	14.95	05/28/2001						05/28/2002	05/28/2006	Common Stock, par value $0.01	7,500	14.95	7,500	D
Stock Options (Right to Buy)	14.11	03/01/2002						03/01/2003	03/01/2007	Common Stock, par value $0.01	15,000	14.11	15,000	D
Stock Options (Right to Buy)	7.13	03/01/2003		A		15,000		03/01/2004 (1)	03/01/2008	Common Stock, par value $0.01	15,000	7.13	15,000	D
Explanation of Responses:

1. Options granted under a three year vesting schedule are exercisable one year after date of grant for not more than one-third of the shares subject to the option and an additional one-third of the shares subject to the option may be exercised for each of the two years thereafter.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Michael E. Rohrkemper **Signature of Reporting Person Michael E. Rohrkemper	03/03/2003 Date
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